EXHIBIT 99.1

Immediate Report – Letter from Ministry of Communications

In the afternoon hours of July 3, 2011, the Company received a letter from the Director General of the Ministry of Communications regarding the prices of broadband Internet access services - prices for subscribers and marketers. In accordance with the letter, according to the Ministry of Communications, the Company's conduct regarding the proposed prices for broadband Internet access services constitutes a departure from the provisions of its general license and from its customary practice, and the Company is required to remedy the alleged deviation from its license.
The Company is studying the Ministry's letter and the interpretation attributed to it by the provisions of its license (a portion of which is also relevant to other communication license holders).